Exhibit 12.2
KILROY REALTY, L.P.
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year Ended December 31,
	2011		2010		2009		2008		2007
Earnings:
Income from continuing operations	$5,059		$10,302		$28,032		$40,972		$39,496
Plus Fixed Charges:
Interest expense (including amortization of loan costs)	89,409		59,941		46,119		45,346		40,762
Capitalized interest and loan costs	9,130		10,015		9,683		18,132		19,516
Estimate of interest within rental expense	1,481		997		871		871		871
Fixed Charges	100,020		70,953		56,673		64,349		61,149
Plus: Amortization of capitalized interest (1)	4,622		4,348		4,067		3,669		3,132
Less: Capitalized interest and loan costs	(9,130)		(10,015)		(9,683)		(18,132)		(19,516)
Earnings	$100,571		$75,588		$79,089		$90,858		$84,261

Ratio of earnings to fixed charges	1.01	x	1.07	x	1.40	x	1.41	x	1.38	x
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(1)
Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs and loan costs capitalized since 1997.

We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capital interest and reduced by capitalized interest and loan costs. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs and an estimate of the interest within rental expense.